UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of September 2022

Commission File Number: 001-38836

BIOCERES CROP SOLUTIONS CORP.

(Translation of registrant’s name into English)

Ocampo 210 bis, Predio CCT, Rosario

Province of Santa Fe, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                                                                               Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

FISCAL

Fourth Quarter & Full-Year

2022

Financial and Operating Results

Bioceres Crop Solutions

BIOCERES CROP SOLUTIONS	FOURTH QUARTER 2022

Bioceres Crop Solutions Reports

Fiscal Fourth Quarter and Full-Year 2022

Financial and Operational Results

Fourth quarter 44% top line growth consolidated record full fiscal year revenues, with LTM baseline adjusted EBITDA1 at $61.9 million

HB4 revenues reported for the first time, with an increase of 94% compared to HB4 wheat contributed goods YoY

ROSARIO, Argentina – September 8, 2022 – Bioceres Crop Solutions Corp. (“Bioceres”) (NASDAQ: BIOX), a fully integrated provider of crop productivity solutions designed to enable the transition of agriculture towards carbon neutrality, announced financial results for the fiscal fourth quarter and fiscal year ended June 30, 2022. Financial results are expressed in US dollars and are presented in accordance with International Financial Reporting Standards. All comparisons in this announcement are year-over-year (“YoY”), unless otherwise noted.

FINANCIAL & BUSINESS HIGHLIGHTS

●	4Q22 numbers continued strong growth from previous quarters, with comparable revenues up 44% to $104.1 million. Comparable revenues for FY22 increased 62% to a record $319.3 million. Metrics do not include ProFarm numbers, which will be consolidated as of 1Q23.

●	HB4 Wheat revenues were $12.4 million, a 94% increase compared to the year-ago contributed goods number.

●	Comparable gross profit for the quarter increased 32% compared to the year-ago quarter, reaching $41.4 million. Comparable gross profit for the full fiscal year reached a record of $136.9 million, up 45% compared to FY21.

●	Adjusted EBITDA, excluding HB4 pre-launch costs, reached $61.9 million in FY22, a 24% increase compared to the previous fiscal year. Adjusted EBITDA number significantly underestimated as a result of the accounting impact of IAS29.

●	HB4 Soy harvest completed in Argentina. Two varieties advanced for commercial launch with selected multipliers/distributors in the upcoming season. Seed multiplication in Brazil advancing under HB4 Program approach. Two varieties on track for Brazil launch in 2023/24 season.

●	Key feed and food clearances obtained during FY22 including China´s Ministry of Agriculture approval for HB4 Soy and the U.S. Food and Drug Administration (FDA) favorable conclusion on HB4 Wheat safety assessment. Other feed and food approvals for HB4 Wheat include Brazil, Colombia, Australia, New Zealand and Nigeria for HB4 Wheat.

1 Baseline adjusted EBITDA excludes HB4 pre-launch costs

BIOCERES CROP SOLUTIONS	FOURTH QUARTER 2022

●	Completed merger with Marrone Bio Innovations, Inc. (now ProFarm Group) on July 12, 2022. Integration process well under way.

MANAGEMENT REVIEW

Mr. Federico Trucco, Bioceres´ Chief Executive Officer, commented: “We are very proud of the performance delivered by our teams in the fourth quarter and full fiscal year 2022. This last quarter was particularly challenging since we are comparing to a record setting quarter of last year (4Q21) when we grew at close to 40% compared to 4Q20. This is an amazing closing to an amazing year, not only reflected in our record setting financials but also in terms of achieving gatekeeping regulatory clearances, namely feed & food approvals for HB4 Wheat in Brazil and for HB4 Soy in China. We are for the first time reporting revenues associated to the HB4 technology, resulting from the one crop where we faced the most skepticism: HB4 Wheat. This technology is now not only green-lighted by a growing number of regulators, including the U.S. FDA, but also increasingly accepted growers, industry participants and consumers at the end. Today we have more than 20 processors incorporating HB4 wheat in their products with a similar number being onboarded in the next few months. We have consumer brands actively addressing HB4 Wheat merits, and we have successfully executed the first export operation for HB4 Wheat flour to Brazil. A post-approval survey in Brazil showed that close to 70% of consumers had no concerns on GMO wheat, an observation that helped change the position of key groups that historically rejected transgenics in the crop. With this we are not saying that the job is done, it is far from being done. But we are obviously thrilled to see this progress and very proud of our global leadership in this front.”

Trucco added, “Furthermore, as we look into FY23 and beyond, we are invigorated by the opportunities ahead. Right after the quarters’ end and less than four months since the announcement, we have successfully merged with and de-listed Marrone Bio Innovations. Like the Rizobacter integration back in 2016, we believe this merger will be transformational for us. With our new colleagues, we are focused on the integration and expansion of our business and on combining our relative strengths to create a formidable company with a unique product offering and outstanding global reach.”

Mr. Enrique Lopez Lecube, Bioceres´ Chief Financial Officer, noted, “We continued our outstanding performance during the fourth quarter, closing out our tremendous fiscal year on a high note. We delivered annual top-line growth of 62% with our initial HB4 revenues of $12.4 million. We also executed a transformational merger with Marrone Bio Innovations, that significantly enriches our portfolio of biological products, diversifies our revenue sources, and broadens our sources of growth. Throughout the year, we benefited from positive tailwinds that accelerated adoption of our technologies and achieved multiple milestones on the regulatory front. We also faced some headwinds that affected our logistics and manufacturing costs, but overall, we were able to successfully weather supply chain disruptions and unfavorable macro dynamics. As we move into the new fiscal year, we are focused on solidifying and growing from this new revenue base with the financial and strategic resources to deliver greater value to our shareholders.”

BIOCERES CROP SOLUTIONS	FOURTH QUARTER 2022

KEY FINANCIAL METRICS
(In millions of US dollars, unless where otherwise stated)

Table 1: 4Q22 Key Financial Metrics

4Q22	Comparable		% Change
Revenue by Segment	4Q21	4Q22	Comparable[1]		As Reported
Crop Protection	42.9	49.7	16%		6%
Seed and Integrated Products	6.8	21.5	215%		118%
Crop Nutrition	22.7	32.9	45%		37%
Total Revenue	72.4	104.1	44%		29%
Gross Profit	31.4	41.4	32%		12%
Gross Margin	43.4%	39.8%	(366	)bps	(526	)bps

	As Reported		% Change
Adjusted EBITDA	16.6	14.6	(12)%
HB4 pre-launch costs	0.8	3.2	286%
Baseline Business Adjusted EBITDA	17.4	17.7	2%

1.	Comparable excludes the impact of IAS29 as discussed in more detail on page 14.

4Q22 – Summary: Comparable revenues in 4Q22 rose 44% from those in 4Q21, reaching $104.1 million, a company record for any quarter. The increased comparable revenues were mainly driven by the company’s first revenues for HB4 Wheat, greater adoption of Bioceres’ micro-beaded fertilizers in Brazil and Argentina, as well as growth in third-party crop protection products. Comparable gross profit increased 32%, although gross margins were somewhat lower reflecting a product mix in the quarter weighted to crop protection products. The 4Q22 Adjusted EBITDA excluding pre-launch costs was 2% higher, at $17.7 million. In preparation for commercialization, HB4 pre-launch costs increased as expected, to $3.2 million in 4Q22, compared to $0.8 million YoY.

Table 2: Full Fiscal Year 2022 Key Financial Metrics

Full Fiscal Year Period	Comparable		% Change
Revenue by Segment	FY21	FY22	Comparable[1]		As Reported
Crop Protection	107.6	166.4	55%		53%
Seed and Integrated Products	31.0	48.9	58%		47%
Crop Nutrition	58.8	103.9	77%		80%
Total Revenue	197.4	319.3	62%		60%
Gross Profit	94.2	136.9	45%		39%
Gross Margin	47.7%	42.9%	(484	)bps	(560	)bps

BIOCERES CROP SOLUTIONS	FOURTH QUARTER 2022

	As Reported		% Change
Adjusted EBITDA	48.3	51.5	7%
HB4 pre-launch costs	1.6	10.3	563%
Baseline Business Adjusted EBITDA	49.9	61.9	24%

1.	Comparable excludes the impact of IAS29 as discussed in more detail on page 14.

FY22 - Summary: Comparable revenues in FY22 of $319.3 million were also a record for the company, and for each product segment, increasing overall by 62%. Sales benefited from the strategic efforts to broaden geographic reach and deepen market penetration, with greater grower adoption of inoculants, micro-beaded fertilizers, and third-party products. First-time revenues of $12.4 million for HB4 Wheat also contributed to FY22 top line growth. Comparable gross profit grew by 45% to $136.9 million, although gross margins declined by 484 basis points as a function of product mix. Adjusted EBITDA and Baseline Business Adjusted EBITDA, increased by 7% and 24% respectively, as a result of both sales and gross profit increases.

FOURTH QUARTER & FULL FISCAL YEAR 2022 FINANCIAL RESULTS

Comparable Revenues and Comparable Gross Profit are key operational metrics used by management to assess the Company's underlying financial and operating performance. The Company has introduced the term “Comparable” to reflect the result of a given metric excluding the impact of IAS 29. For comparison purposes, the impact of adopting IAS 29 is presented separately in each of the applicable sections of this earnings press release, in a column denominated “IAS 29”. For further information please review the Application of IAS 29 section.

Please note that comparable revenues, comparable gross profit and comparable gross margins are presented for the purpose of comparing each of these metrics to the corresponding year-ago figure without the impact of IAS 29 and on an individual basis. Comparable figures are not used for the purpose of calculating Adjusted EBITDA, which is determined from reported metrics and therefore subject to IAS 29 variations derived from IAS 29 application.

Overall, under the current macro dynamics that apply to Argentine subsidiaries, IAS 29 overestimates revenues and underestimates margins, as costs are punished more heavily. Comparable measures remove these distortions. However, the Adjusted EBITDA metric reported is affected by these IAS 29 dynamics, and the effect is cumulative throughout the year, yielding the greatest differences in 4Q. We estimate a $17.7 million EBITDA hit due to the accounting impact of IAS 29.

BIOCERES CROP SOLUTIONS	FOURTH QUARTER 2022

Revenues

Table 3: 4Q22 Revenues by Segment

(In millions of US dollars)	As Reported			IAS 29		Comparable
	4Q21	4Q22	%Chg.	4Q21	4Q22	4Q21	4Q22	%Chg.
Revenue by segment
Crop protection	48.1	50.9	6%	(5.2)	(1.2)	42.9	49.7	16%
Seed and integrated products	10.0	21.7	118%	(3.2)	(0.3)	6.8	21.5	215%
Crop nutrition	24.1	33.1	37%	(1.5)	(0.2)	22.7	32.9	45%
Total revenue	82.2	105.7	29%	(9.8)	(1.7)	72.4	104.1	44%

Table 4: FY22 Revenues by Segment

(In millions of US dollars)	As Reported			IAS 29		Comparable
	FY21	FY22	%Chg.	FY21	FY22	FY21	FY22	%Chg.
Revenue by segment
Crop protection	114.1	174.4	53%	(6.5)	(7.9)	107.6	166.4	55%
Seed and integrated products	34.8	51.3	47%	(3.8)	(2.4)	31.0	48.9	58%
Crop nutrition	60.6	109.1	80%	(1.8)	(5.2)	58.8	103.9	77%
Total revenue	209.5	334.8	60%	(12.1)	(15.5)	197.4	319.3	62%

Comparable Revenues increased by 44% in 4Q22, led by strong performance in the Seed and Integrated Products and Crop Nutrition segments.

Seed and Integrated Products growth is mainly explained by first-time revenues of $12.4 million in 4Q22 for HB4 Wheat Program and seed sales. Adoption of micro-beaded fertilizers continued its expansion following the trend of previous quarters, as tight global supply of conventional fertilizers persisted. A shift in product mix to higher value long-life inoculants in the Brazilian market as well as new inoculant sales in South Africa, also contributed to segment growth. Crop Protection delivered a positive performance for the quarter with higher sales of third-party products in Argentina. Dry weather in Argentina and Latin America in general constrained performance in products such as fungicides, insecticides and adjuvants.

For the full fiscal year 2022, comparable revenues were record high at $319.3, representing a 62% growth from last year. This acceleration in annual growth is the result of a strong performance across all three segments. The full fiscal year was characterized by two external conditions that had positive and negative implications for the business: disruptions in global markets led to higher commodity prices and benefitted adoption of new technologies, while dry conditions in South America affected summer crops in 2Q and winter planting in 4Q. Despite the latter, the business delivered an outstanding performance, emphasizing commercial strength and portfolio diversification, both features that will be further enhanced by the incorporation of ProFarm Group´s (formerly Marrone Bio Innovations) portfolio, commercial team and revenue contribution in Europe and the US.

BIOCERES CROP SOLUTIONS	FOURTH QUARTER 2022

The Crop Protection segment contributed significant revenue growth, following the commercial reorganization for third party product sales, as well as tailwinds from global supply chain issues that contributed to higher prices. The Crop Nutrition segment contributed almost 40% of overall annual growth, with an outstanding performance in both micro-beaded fertilizers and inoculant sales. Micro-beaded fertilizers increased market penetration almost doubling sales. Expanded grower experience with this novel fertilizing technology pushed volumes up 64% year over year. Inoculant sales were particularly strong in Brazil, a targeted expansion region based on the competitive advantage from Rizobacter´s LLI (Long-Life Inoculants) technology. Finally, Seed and Integrated Products delivered a 58% growth compared to the previous year, mainly based on the revenue recognition of HB4 Wheat, discussed above.

Gross Profit & Margin

Table 5: 4Q22 Gross Profit by Segment

(In millions of US dollars)	As Reported				IAS 29		Comparable
	4Q21	4Q22	%Chg.		4Q21	4Q22	4Q21	4Q22	%Chg.
Gross profit by segment
Crop protection	14.2	11.8	(17)%		1.4	2.6	15.5	14.4	(8)%
Seed and integrated products	6.0	12.8	113%		(2.4)	0.5	3.6	13.4	270%
Crop nutrition	12.4	11.8	(5)%		(0.2)	1.8	12.3	13.6	11%
Total Gross profit	32.7	36.5	12%		(1.2)	4.9	31.4	41.4	32%
% Gross margin	39.7%	34.5%	(526	)bps			43.4%	39.8%	(366	)bps

Table 6: FY22 Gross Profit by Segment

(In millions of US dollars)	As Reported				IAS 29		Comparable
	FY21	FY22	%Chg.		FY21	FY22	FY21	FY22	%Chg.
Gross profit by segment
Crop protection	39.0	49.9	28%		3.9	4.9	42.9	54.8	28%
Seed and integrated products	21.9	29.5	35%		(2.2)	1.7	19.7	31.2	58%
Crop nutrition	30.0	47.1	57%		1.6	3.8	31.6	50.8	61%
Total Gross profit	90.9	126.5	39%		3.3	10.4	94.2	136.9	45%
% Gross margin	43.4%	37.8%	(560	)bps			47.7%	42.9%	(484	)bps

Comparable Gross Profit increased by 32% in the quarter, as improvements in Crop Nutrition and Seed and Integrated Products more than offset a decline in gross profit in the Crop Protection segment. Higher value inoculants, micro-beaded fertilizers, and HB4 Wheat seed sales were key drivers of the gross profit increase.  Comparable gross margin was 39.8%, a 366 basis point decline from the comparable gross margin of 43.4% last year, driven by segment mix. Product mix within Crop Protection and Crop Nutrition segments also contributed to the decrease.

For the full fiscal year, comparable gross profit grew by 45% with expansion in all three segments. Leading gross profit contributing products included micro-beaded fertilizers, inoculants, third-party crop protection products, and HB4 Wheat. Gross Margins overall decreased from 47.7% to 42.9%, on similar segment mix and product mix dynamics as 4Q22. Also, macro dynamics throughout the year in Argentina, where cumulative local inflation outpaced depreciation of the Argentine peso for the period, created transitory cost pressure on some of the products manufactured in-country.

BIOCERES CROP SOLUTIONS	FOURTH QUARTER 2022

The cumulative effect of IAS 29 application affected the reported gross profit for the fourth quarter by $4.9 million, which led to a reported gross margin of 34.5% versus the 39.8% comparable margin. Similarly, IAS 29 had a negative $10.4 million impact on the full fiscal year gross profit, leading to a 37.8% reported gross margin, 510 basis points lower than the comparable metric.

Operating Expenses

Selling, General and Administrative (SG&A): Fourth quarter SG&A expenses rose 52% to $24.5 million, a $8.4 million increase mainly explained by $1.5 million in IAS 29 accounting, and $2.4 million of HB4 expenses. At 23.1% percent of sales, expenses for the quarter were in line with the full year SG&A as a percent of sales. Full year SG&A increased 63% to $77.5 million; roughly half of the increase is explained by operational growth, while HB4 and IAS 29 accounting, drove $5.4 million and $3.7 million increases respectively. Full year variable SG&A increased in line with sales growth, while fixed SG&A increase was primarily driven by HB4 pre-launch costs, IAS 29 accounting, and temporary headwinds on expenses of Argentine subsidiaries throughout the year coming from local macro dynamics described for cost of goods sold. Expenses related to supporting HB4 commercial scale-up throughout the fiscal year stood at $6.0 million and $3.7 million in IAS29 negative accounting, which totaled 3.5% as a percent of sales.

Research and Development (R&D):  R&D expenses in the fourth quarter were $2.3 million for the fourth quarter and $7.0 million for the entire fiscal year, representing annual increases of 15% and 24.5%, respectively. These increases are consistent with the general levels of increase in Argentine-based costs.

Adjusted EBITDA & Adjusted EBITDA Margin

Table 7: 4Q22 Adjusted EBITDA Reconciliation

(In millions of US dollars)	4Q21	4Q22	Chg.	%Chg.
Adjusted EBITDA	16.6	14.6	(2.0)	(12)%
HB4 pre-launch costs
General expenses	0.2	1.6	1.4	659%
Inventory ramp-up and data acquisition costs	0.6	2.4	1.8	286%
IAS 29	0.0	(0.8)	(0.8)	-
Baseline Business Adjusted EBITDA	17.4	17.7	0.3	2%
Baseline Business Adjusted EBITDA Margin	21.2%	16.8%		(344	)bps

Table 8: FY22 Adjusted EBITDA Reconciliation

(In millions of US dollars)	FY21	FY22	Chg.	%Chg.
Adjusted EBITDA	48.3	51.5	3.2	7%
HB4 pre-launch costs
General expenses	0.6	3.4	2.8	498%
Inventory ramp-up and data acquisition costs	1.0	4.9	3.9	393%
IAS 29	0.0	2.1	2.1	-
Baseline Business Adjusted EBITDA	49.9	61.9	12.0	24%
Baseline Business Adjusted EBITDA Margin	23.8%	18.5%		(533	)bps

BIOCERES CROP SOLUTIONS	FOURTH QUARTER 2022

Adjusted EBITDA excluding HB4 pre-launch costs in 4Q22 was $17.7 million compared with $17.4 million in 4Q21, up 2% YoY. For the full fiscal year 2022, the Adjusted EBITDA excluding HB4 pre-launch costs, improved by 24% to $61.9 million, reflecting top line and profitability performance. Adjusted EBITDA margins were lower both on the reported metric and excluding HB4 pre-launch costs, reflecting the effect on gross margins of product mix and higher costs in Argentine subsidiaries derived from local macro dynamics. As explained above, EBITDA margin is also heavily punished by the accounting impact of IAS29 adjustments, which shaves an estimated $17.7 million in nominal adjustments.

Financial Income and Loss

Table 9: 4Q22 Net Finance Result2

(In millions of US dollars)	4Q21	4Q22	Chg.	%Chg.
Net interest expenses	(4.4)	(3.1)	1.3	(30)%
Financial commissions	(0.9)	(0.9)	(0.1)	8%
Total net interest expenses and financial commissions	(5.2)	(4.0)	1.2	(24)%
Exchange variations	(3.4)	(3.7)	(0.3)	8%
Net gain of inflation effect on monetary items	5.0	0.1	(5.0)	(99)%
Changes in fair value of financial assets or liabilities and others	0.2	1.7	1.4	561%
Total other non-cash finance result	1.9	(1.9)	(3.9)	(202)%
Total Net Finance Result	(3.3)	(5.9)	(2.6)	79%

2 Net interest expenses from financial debt obligations, net of gains/losses from translation effects on Argentine Peso denominated loans held by Rizobacter as part of the Company´s financial hedging strategy, as well as financial commissions, are the main financial metrics that management uses to assess Bioceres’ cost of financing. Exchange rate variations, net gains/losses due to the inflation effect on monetary items, and Changes in fair value of financial assets or liabilities and others include items that are believed to have a limited impact on the underlying business, as a significant portion of both cash flows and financial debt obligations are linked to the US dollar.

BIOCERES CROP SOLUTIONS	FOURTH QUARTER 2022

Table 10: FY22 Net Finance Result2

(In millions of US dollars)	FY21	FY22	Chg.	%Chg.
Net interest expenses	(12.3)	(10.8)	1.4	(12)%
Financial commissions	(2.3)	(3.0)	(0.7)	28%
Total net interest expenses and financial commissions	(14.6)	(13.8)	0.8	(5)%
Exchange variations	(13.4)	(12.5)	0.9	(7)%
Net gain of inflation effect on monetary items	11.8	2.1	(9.7)	(82)%
Changes in fair value of financial assets or liabilities and others	(5.1)	(2.4)	7.4	(147)%
Total other non-cash finance result	(6.6)	(8.0)	(1.4)	21%
Total Net Finance Result	(21.2)	(21.8)	(0.6)	3%

Total net interest expenses and commissions from financial debt decreased $1.2 million during 4Q22 to $4.0 million, as a result of a reduction in financial interests from debt issuances. Last-twelve months net interest expense and financial commissions decreased $0.8 million, from $14.6 million to $13.8 million. The decrease was mainly explained by the replacement of expensive sources of capital with newly issued debt instruments throughout the year, as well as a lower total financial debt position compared to the year-ago period.

Balance Sheet Highlights

Table 11: Capitalization and Debt

(In millions of US dollars)	As of June, 30
	2021		2022
Total Debt
Short-Term Debt	76.8		78.6
Long-Term Debt	96.7		86.7
Cash and Cash Equivalents	(36.0)		(33.4)
Other short-term investments	(11.2)		(4.7)
Total Net Debt	126.2		127.3
Equity attributable to equity holders of the parent	67.7		127.2
Equity attributable to non-controlling interests	22.5		31.7
Capitalization	216.5		286.1
LTM As Reported Adjusted EBITDA	48.3		51.5
Net Debt /LTM Adjusted EBITDA	2.61	x	2.47	x

Net Financial Debt, stood at $127.3 million on June 30, 2022, and Total Financial Debt at $165.3 million, decreasing from $173.4 million in 4Q21. The debt position as of June 30, 2022 contemplates the 75% of the 2019 convertible notes that were converted into 4.6 million shares of common stock.

BIOCERES CROP SOLUTIONS	FOURTH QUARTER 2022

After quarter close, the company executed two financing agreements that had been announced in connection to the merger with Marrone Bio Innovations. New secured convertible notes due in 2026 were issued, bringing in $55 million in proceeds to strengthen the cash position and execute merger synergies. Also, 1.5 million shares corresponding to the remaining 25% of the 2019 convertible notes were repurchased through new secured notes due in 2026 and with no conversion features into common stock.

Cash, Cash Equivalents and other short-term investments as of June 30, 2022, totaled $38.1 million, compared to $47.2 million on June 30, 2021.

Net Debt-to-LTM Adjusted EBITDA, on June 30, 2022, was 2.47x, compared to 2.61x on June 30, 2021.

FOURTH QUARTER & FULL-FISCAL YEAR 2022 EARNINGS CONFERENCE CALL

Management will host a conference call and question-and-answer session, which will be accompanied by a presentation available during the webcast or accessed via the investor relations section of the company’s website.

To access the call, please use the following information:

Date:	Thursday, September 8, 2022
Time:	8:30 a.m. EST, 5:30 a.m. PST
Toll Free dial-in number:	1-844-200-6205
Toll/International dial-in number:	1-929-526-1599
Conference ID:	112267
Webcast:	Click here

Please dial in 5-10 minutes prior to the start time to register and join.

The conference call will be broadcast live and available for replay here and via the investor relations section of the company’s website here.

A replay of the call will be available through September 13, 2022, following the conference.

Toll Free Replay Number:	1-866-813-9403
International Replay Number:	+44 204 525 0658
Replay ID:	676507

About Bioceres Crop Solutions Corp.

Bioceres Crop Solutions Corp. (NASDAQ: BIOX) is a fully integrated provider of crop productivity technologies designed to enable the transition of agriculture towards carbon neutrality. To do this, Bioceres’ solutions create economic incentives for farmers and other stakeholders to adopt environmentally friendlier production practices. The Company has a unique biotech platform with high-impact, patented technologies for seeds and microbial ag-inputs, as well as next generation Crop Nutrition and Protection solutions. Through its HB4® program, the Company is bringing digital solutions to support growers’ decisions and provide end-to-end traceability for production outputs. For more information, visit here.

Contact

Bioceres Crop Solutions

Paula Savanti

Head of Investor Relations
investorrelations@biocerescrops.com

BIOCERES CROP SOLUTIONS	FOURTH QUARTER 2022

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include estimated financial data and, among others, statements related to the expected or potential impact of the novel coronavirus (COVID-19) pandemic, and the related responses by governments, clients and the Company, on our business, financial condition, liquidity position and results of operations, and any such forward-looking statements, whether concerning the COVID-19 pandemic or otherwise, involve risks, assumptions and uncertainties. These forward-looking statements include, but are not limited to, whether (i) the health and safety measures implemented to safeguard employees and assure business continuity will be successful, (ii) the uncertainty related to COVID-19 in the farming community will be short lived, and (iii) we will be able to coordinate efforts to ramp up inventories. Such forward-looking statements are based on management’s reasonable current assumptions, expectations, plans and forecasts regarding the Company’s current or future results and future business and economic conditions more generally. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievement of the Company to be materially different from any future results expressed or implied by such forward-looking statements, and there can be no assurance that actual results will not differ materially from management’s expectations or could affect the Company’s ability to achieve its strategic goals, including the uncertainties relating to the impact of COVID-19 on the Company’s business, operations, liquidity and financial results and the other factors that are described in the sections entitled “Risk Factors” in the Company's Securities and Exchange Commission filings updated from time to time. The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Therefore, you should not rely on any of these forward-looking statements as predictions of future events. All forward-looking statements contained in this release are qualified in their entirety by this cautionary statement. Forward-looking statements speak only as of the date they are or were made, and the Company does not intend to update or otherwise revise the forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events, except as required by law.

Use Of Non-GAAP Financial Information

To supplement our audited financial results prepared in accordance with GAAP, we have prepared certain non-GAAP measures that include or exclude special items. These non-GAAP measures are not meant to be considered in isolation or as a substitute for financial information presented in accordance with GAAP and should be viewed as supplemental and in addition to our financial information presented in accordance with GAAP. Investors are cautioned that there are material limitations associated with the use of non-GAAP financial measures. In addition, other companies may report similarly titled measures, but calculate them differently, which reduces their usefulness as a comparative measure. Management utilizes these non-GAAP metrics as performance measures in evaluating and making operational decisions regarding our business.

Non-IFRS Financial Information

The Company supplements the use of IFRS financial measures with non-IFRS financial measures, including Adjusted EBITDA, Adjusted EBITDA Margin, Net debt, Net interest expenses, Comparable revenues and Comparable gross profit which exclude the impact of IAS29 as explained below.

The non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and may be different from non-IFRS measures used by other companies. In addition, the non-IFRS measures are not based on any comprehensive set of accounting rules or principles. Non-IFRS measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with IFRS. This non-IFRS financial measures should only be used to evaluate the Company’s results of operations in conjunction with the most comparable IFRS financial measures.

BIOCERES CROP SOLUTIONS	FOURTH QUARTER 2022

Adjusted EBITDA and Adjusted EBITDA Margin

The Company defines Adjusted EBITDA as profit/(loss) exclusive of financial income/(costs), income tax benefit/(expense), depreciation, amortization, share-based compensation, inventory purchase allocation and one-time transactional expenses.

Management believes that Adjusted EBITDA provides useful supplemental information to investors about the Company and its results. Adjusted EBITDA is among the measures used by the management team to evaluate the Company’s financial and operating performance and make day-to-day financial and operating decisions. In addition, Adjusted EBITDA and similarly titled measures are frequently used by competitors, rating agencies, securities analysts, investors and other parties to evaluate companies in the same industry. Management also believes that Adjusted EBITDA is helpful to investors because it provides additional information about trends in the Company’s core operating performance prior to considering the impact of capital structure, depreciation, amortization and taxation on results. Adjusted EBITDA should not be considered in isolation or as a substitute for other measures of financial performance reported in accordance with IFRS. Adjusted EBITDA has limitations as an analytical tool, including:

• Adjusted EBITDA does not reflect changes in, including cash requirements for working capital needs or contractual commitments.

• Adjusted EBITDA does not reflect financial expenses, or the cash requirements to service interest or principal payments on indebtedness, or interest income or other financial income.

• Adjusted EBITDA does not reflect income tax expense or the cash requirements to pay income taxes.

• Although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will need to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for these replacements.

• Although share-based compensation is a non-cash charge, Adjusted EBITDA does not consider the potentially dilutive impact of share-based compensation; and

• Other companies may calculate Adjusted EBITDA and similarly titled measures differently, limiting its usefulness as a comparative measure.

The Company compensates for the inherent limitations associated with using Adjusted EBITDA through disclosure of these limitations, presentation in the combined financial statements in accordance with IFRS and reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure, income/(loss) for the period or year.

Table 12: FY22 Adjusted EBITDA Reconciliation from Income/(Loss) for the period

(In millions of US dollars)	FY21	FY22	Chg.	%Chg.
Income/(Loss) for the period	(3.8)	(4.1)	(0.2)	6%
Income tax (benefit)/expense	14.4	18.0	3.7	26%
Finance results	27.9	26.0	(1.9)	(7)%
Depreciation of PP&E and intangibles assets	6.3	9.2	2.9	47%
Stock-based compensation charges	1.7	1.4	(0.2)	(14)%
Transaction expenses	2.0	1.0	(1.1)	(52)%
Adjusted EBITDA	48.3	51.5	3.2	7%

BIOCERES CROP SOLUTIONS	FOURTH QUARTER 2022

Comparable figures or figures ex-IAS 29 (Comparable revenue and Comparable gross margin)

Comparable figures or figures ex-IAS 29 result from dividing nominal Argentine pesos for the Argentine operations by the average foreign exchange rate of the Argentine Peso against the US Dollar in the period. For comparison purposes, the impact of adopting IAS 29 is presented separately in each of the applicable sections of this earnings release, in a column denominated “IAS 29”. The IAS 29 adjustment results from the combined effect of: (i) the indexation to reflect changes in purchasing power on results against a dedicated line in the financial results, and (ii) the difference between the translation of results at the closing exchange rate and the translation using the average year-to-date rate on the reported period, as applicable to non-inflationary economies.

Net Debt and Net Debt to Adjusted EBITDA

Net debt is defined as the sum of long and short-term borrowings and finance payment from business combinations, less cash and cash equivalents and other short-term investments. This measure is used by management and investment analysts and management believes it shows the financial strength of the Company. Management is consistently tracking the Company’s leverage position and its ability to repay and service the debt obligations over time. Therefore, management has set a leverage ratio target that is measured by net debt divided by Adjusted EBITDA.

Net Interest Expenses

Net interest expenses are defined as the sum of interest, other financial results, and gains/losses from translation effects on Argentine Peso denominated loans held by Rizobacter Argentina. Gains/losses from translation effects on Argentine Peso denominated loans are part of the hedging activities conducted by the Company to manage cost of financing. Net interest expenses and financial commissions represent the main financial metrics that management uses to assess Bioceres’ cost of financing.

Application of IAS 29

Argentina has been classified as a hyperinflationary economy under the terms of IAS 29 beginning July 1, 2018. IAS 29 requires adjusting all non-monetary items in the statement of financial position by applying a general price index from the day they were booked to the end of the reporting period. At the same time, it also requires that all items in the statement of income are expressed in terms of the measuring unit current at the end of the reporting period. Consequently, on a monthly basis, results of operations for each reporting period are measured in Argentine Pesos and adjusted for inflation by the applicable monthly inflation rate each month. All amounts need to be restated by applying the change in the general price index from the dates when the items of income and expenses were initially recorded in the financial statements. As a result, each monthly results of operations are readjusted each successive month to reflect changes in the monthly inflation rate.

After the restatement explained above, IAS 21 “The Effects of Changes in Foreign Exchange Rates”, addresses the way results must be translated under inflation accounting, stating that all amounts shall be translated at the closing rate at the date of the most recent statement of financial position. Accordingly, monthly results of operations in Argentine Pesos, after adjustment for inflation pursuant to IAS 29, as described above, must then be converted into U.S dollars at the closing exchange rate for such monthly reported period. This conversion changes every prior reported monthly statement of income in U.S dollars as each monthly amount is readjusted under IAS 29 for inflation per above and reconverted at different exchange rates for each monthly 18 reported period under IAS 21. As a result, the impact of monthly inflationary adjustments and monthly conversion adjustments vary the results of operation month to month until year end.

BIOCERES CROP SOLUTIONS	FOURTH QUARTER 2022

Unaudited Consolidated Statement of Comprehensive Income
(Figures in US dollars)

	Three-month period ended 06/30/2022	Three-month period ended 06/30/2021	Fiscal year ended 06/30/2022	Fiscal year ended 06/30/2021
Total revenue	105,749,320	82,211,113	334,800,936	209,526,177
Cost of sales	(69,299,211)	(49,553,410)	(208,338,098)	(118,641,803)
Gross profit	36,450,109	32,657,703	126,462,838	90,884,374
% Gross profit	34%	40%	38%	43%
Operating expenses	(26,799,025)	(18,112,187)	(84,482,306)	(53,219,556)
Share of profit of JV	429,285	(214,499)	1,144,418	997,429
Other income or expenses, net	(39,356)	(624,808)	(3,195,056)	(279,359)
Operating profit	10,041,013	13,706,209	39,929,894	38,382,888
Finance result	(7,768,098)	(4,212,002)	(25,953,635)	(27,852,340)
Profit before income tax	2,272,915	9,494,207	13,976,259	10,530,548
Income tax	(6,952,138)	(8,119,007)	(18,028,709)	(14,351,170)
Profit / (Loss) for the period	(4,679,223)	1,375,200	(4,052,450)	(3,820,622)
Other comprehensive profit / (loss)	9,181,967	7,344,254	35,172,250	10,051,318
Total comprehensive Profit / (Loss)	4,502,744	8,719,454	31,119,800	6,230,696
Profit / (loss) for the period attributable to:
Equity holders of the parent	(5,146,706)	633,686	(7,332,197)	(6,870,163)
Non-controlling interests	467,483	741,514	3,279,747	3,049,541
	(4,679,223)	1,375,200	(4,052,450)	(3,820,622)
Total comprehensive profit / (loss) attributable to:
Equity holders of the parent	2,327,191	6,838,210	22,013,125	1,559,264
Non-controlling interests	2,175,553	1,881,244	9,106,675	4,671,432
	4,502,744	8,719,454	31,119,800	6,230,696

BIOCERES CROP SOLUTIONS	FOURTH QUARTER 2022

Unaudited Consolidated Statement of Financial Position
(Figures in US dollars)

ASSETS	06/30/2022	06/30/2021
CURRENT ASSETS
Cash and cash equivalents	33,404,416	36,046,113
Other financial assets	4,668,728	11,161,398
Trade receivables	111,327,322	88,784,172
Other receivables	19,557,901	11,153,705
Income and minimum presumed income taxes recoverable	1,647,398	990,881
Inventories	126,125,724	61,037,551
Biological assets	49,523	2,315,838
Total current assets	296,781,012	211,489,658
NON-CURRENT ASSETS
Other financial assets	619,841	1,097,462
Trade receivables	200,412	135,739
Other receivables	2,165,718	2,543,142
Income and minimum presumed income taxes recoverable	44,412	12,589
Deferred tax assets	4,333,451	3,278,370
Investments in joint ventures and associates	38,554,092	30,657,173
Property, plant and equipment	49,823,879	47,954,596
Intangible assets	76,956,604	67,342,362
Goodwill	36,723,978	28,751,206
Right-of-use leased asset	12,144,026	1,327,660
Total non-current assets	221,566,413	183,100,299
Total assets	518,347,425	394,589,957

LIABILITIES	06/30/2022	06/30/2021
CURRENT LIABILITIES
Trade and other payables	117,674,880	72,091,408
Borrowings	78,588,637	76,785,857
Employee benefits and social security	7,624,175	4,680,078
Deferred revenue and advances from customers	5,757,553	6,277,313
Income tax payable	7,538,764	7,452,891
Lease liabilities	1,412,904	750,308
Total current liabilities	218,596,913	168,037,855
NON-CURRENT LIABILITIES
Borrowings	74,177,169	47,988,468
Government grants	-	784
Investments in joint ventures and associates	717,948	1,278,250
Deferred tax liabilities	29,102,169	25,699,495
Provisions	603,022	449,847
Consideration for acquisitions	13,373,022	11,790,533
Convertible notes	12,559,071	48,664,012
Lease liability	10,338,380	390,409
Total non-current liabilities	140,870,781	136,261,798
Total liabilities	359,467,694	304,299,653
EQUITY
Equity attributable to owners of the parent	127,225,994	67,743,242
Non-controlling interests	31,653,737	22,547,062
Total equity	158,879,731	90,290,304
Total equity and liabilities	518,347,425	394,589,957

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOCERES CROP SOLUTIONS CORP.
(Registrant)

Dated: September 8, 2022	By:	By:	/s/ Federico Trucco
		Name:	Federico Trucco
		Title:	Chief Executive Officer